SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                               São Paulo, November 18, 2002

DOW JONES & COMPANY, INC.
Dow Jones Newswires Division
----------------------------
São Paulo Offices

Attn.: Chief Editor

Dear Sirs,

We must express our extreme disappointment in relation to your note published on
November 12. We understand that the necessary  counterpart of fair disclosure is a fair reporting from the press in relation to the disclosure procedure followed by AmBev.  In our case,  unhappily,  this did not happen and AmBev was left with the impression that it did not receive a fair treatment.

On November 11, 2002,  AmBev  followed  the usual  procedure  with regard to the remittance of the quarterly financial information to the Brazilian Comissão de Valores Mobiliários and to the Securities and Exchange Commission (SEC).
Our  information was not sent on to a “handful  of  analysts”.  It was sent at  9:00AM  by  e-mail  to 1334  people,  including  journalists,  who have registered  with AmBev as indicated on its home page. None of the authors of the story had done so but, taking into account the note published, AmBev has done it of its own, so that in the future they receive the  information at the same time of the others.  Any other journalist or investor was and obviously is welcome to do so. The  information  was also sent to the business  wires,  which started to print  their  stories  around  9:15.  What  is  defined  as  "the  rest  of  the
market"includes  the  conventional   mailing  list  of  the  Investor  Relations
Department.

In addition to the actual and complete information, AmBev made public, as usual, a short  press  release  with  the  highlights  of the  information,  which  was distributed shortly after 10:00AM. This is not the information, but a summary of said  information,  which does not intend to replace the quarterly press release
and  we  must  take  strong   exception  to  the   reference  to  a  “funky
disclosure”,  which is totally  inappropriate  and a disappointing  comment taking into account the procedures adopted.

The note,  with  respect  to this  point,  is  extremely  misleading:  the press release,  when the Dow  Jones  journalist  called,  might  not have been sent to everyone in the  distribution  list (or at least to himself),  but the financial information itself had been, as said above,  widely distributed and available to the market.  If not, how could the journalist  have guessed that and,  probably, felt  bypassed  by the fact that all those  registered  with  AmBev had  already received the information and made it public?

Next time, we are sure this will not happen  again,  taken into account the fact that  your  reporters  have  been  added to our  mailing  list (and we expect to register  anyone else in charge of covering  AmBev).  Moreover,  we would kindly call your attention to the fact that AmBev usually hosts a press conference call
(cancelled  by the  CFO on that  day due to  medical  reasons)  besides  an open conference  call  for  investors,  analysts  and the  public  in  general.  This conference  call is recorded and made  available on  AmBev’s  home page, as well as the financial information itself, as widely known.

We would also kindly ask you to publish  this note,  which is also being sent to the SEC and to Comissão de Valores Mobiliários.

Yours truly,

Felipe Dutra
CFO and IR Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2002

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.